SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No.5)


                               Z-SEVEN FUND, INC.
                               ------------------
                                (Name of Issuer)


                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)


                                  988789-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Barry Ziskin
                       1819 South Dobson Road, Suite 109
                            Mesa, Arizona 85202-5656
                                 (480) 897-6214
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                         (Continued on following pages)
                              (Page 1 of  7  Pages)

CUSIP No. 988789-10-3                  13D                   Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

a.     Barry Ziskin
b.     Top Fund Management, Inc.
c.     Ziskin Asset Management Profit Sharing Plan
d.     Ziskin Asset Management, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

a.     PF
b.     WC
c.     WC
d.     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

a.     United States of America
b.     New York
c.     New York
d.     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         a.     592,027.92
   SHARES           b.      53,200.00
BENEFICIALLY        c.     102,779.92
  OWNED BY          d.     368,002.00
   EACH
 REPORTING     _________________________________________________________________
   PERSON      8    SHARED VOTING POWER
    WITH
                    a.     0
                    b.     0
                    c.     0
                    d.     0
               _________________________________________________________________

CUSIP No. 988789-10-3                  13D                 Page 3  of  7  Pages

               9    SOLE DISPOSITIVE POWER

                    a.     592,027.92
                    b.      53,200.00
                    c.     102,779.92
                    d.     368,002.00

               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    a.     0
                    b.     0
                    c.     0
                    d.     0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

a.     592,027.92
b.      53,200.00
c.     102,779.92
d.     368,002.00

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

a.     29.45%
b.      2.65%
c.      6.11%
d.     18.31%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

a.     IN
b.     IA, CO
c.     EP
d.     IA, CO

________________________________________________________________________________


ITEM 1.           SECURITY AND ISSUER

         This statement (the "Statement") relates to the common shock par value $1.00 per share (the "Common Stock") of Z-Seven Fund, Inc. (the "Issuer"), with principal executive offices located at 1819 South Dobson Road, Suite 109, Mesa, Arizona 85202.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is a group filing filed by Barry Ziskin, TOP Fund Management, Inc. ("TOP Fund"), Ziskin Asset Management Profit-Sharing Plan ("ZAM Profit Sharing Plan"), and Ziskin Asset Management, Inc., f/k/a The Opportunity Prospector, Inc. ("ZAM"). This Statement was originally filed on September 3, 1985 for August 1985 and has been amended on February 28, 1986, November 30, 1986, December 31, 1988, and September 21, 1998. This Statement has been amended and restated to reflect certain changes in the percentage of ownership of the shares of the Common Stock of the issuer by the members of the group. Members of the group have owned more than five percent (5%) of the outstanding shares of the Common Stock since January 5, 1984.

CUSIP No. 988789-10-3                  13D                 Page 4  of  7  Pages

         Barry Ziskin is the founder of the Issuer and currently serves as a director, the President and Treasurer of the Issuer. Mr. Ziskin is the sole shareholder, President and Treasurer of TOP Fund and ZAM and the Trustee of ZAM Profit Sharing Plan. Mr. Ziskin's address is 1819 S. Dobson Road, Suite 109, Mesa, Arizona, 85202. Mr. Ziskin is a citizen of the United States of America.

         TOP Fund, a corporation organized under the laws of New York, is a registered investment adviser that manages the investment portfolio of the Issuer. TOP Fund is the original and current investment adviser to the Issuer. The address of TOP Fund is 1819 S. Dobson Road, Suite 109, Mesa, Arizona, 85202.

         ZAM Profit Sharing Plan is a profit sharing plan established for the benefit of the employees of ZAM. The address of ZAM Profit Sharing Plan is 1819
S. Dobson Road, Suite 109, Mesa, Arizona, 85202.

         ZAM, a corporation organized under the laws of New York, is a registered investment adviser. ZAM is an affiliate of TOP Fund. ZAM's address is 1819 S. Dobson Road, Suite 109, Mesa, Arizona, 85202.

         Mr. Ziskin has not been convicted in any criminal proceedings or been a party to any civil proceedings in the past five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Prior to the two-for-one stock split of the Common Stock on December 31, 1997, (the "Stock Split"), the members of the group purchased Common Stock on the open market as set forth in Item 5 below using personal funds or working capital. Following the Stock Split, Mr. Ziskin has purchased Common Stock on the open market on behalf of his daughter and son using personal funds. No member of the group purchased any Common Stock as set forth in Item 5(c) below with borrowed funds.

         TOP Fund purchased Common Stock through the use of working capital.

         ZAM purchased Common Stock through the use of working capital on the open market. ZAM has did not borrow funds in order to obtain shares of Common Stock. Following the Stock Split, ZAM transferred 23,600 shares of Common Stock to the Issuer.

         ZAM Profit Sharing Plan purchased Common Stock through the use of working capital. Following the Stock Split, ZAM Profit Sharing Plan acquired 1,000 shares through purchases on the open market.

ITEM 4.           PURPOSE OF THE TRANSACTION

         The shares of Common Stock acquired by members of the group were purchased in the open market for investment only. Specifically, the reporting persons do not have any plan or proposals that relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 in Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Barry Ziskin beneficially owns 596,127.92 shares of Common Stock, representing 27.22% of the outstanding Common Stock, including 3,086 shares held for his daughter, 1,135 shares held for his son, 53,200 shares owned by TOP Fund, 102,779.92 shares owned by ZAM Profit Sharing Plan, and 368,002 shares owned by ZAM.

CUSIP No. 988789-10-3                  13D                 Page 5  of 7   Pages

                  TOP Fund owns 53,200 shares of Common Stock, representing 2.45% of the outstanding Common Stock.

                  ZAM Profit Sharing Plan owns 102,779.92 shares of Common Stock, representing 4.73% of the outstanding Common Stock.

                  ZAM   beneficially   owns  421,202  shares  of  Common  Stock,
representing 19.37% of the outstanding Common Stock, including 53,200 shares owned by TOP Fund.

         (b) Barry Ziskin has the sole power to vote all 596,127.92 shares that he beneficially owns. As described in Item 6 below, the voting of these shares is subject to an agreement between ZAM and the Issuer.

                  TOP Fund has the sole power to vote all 53,200 shares that it owns. Mr. Ziskin, as President and sole shareholder of TOP Fund, has the ability to direct the vote of these shares.

                  ZAM Profit Sharing Plan has the sole power to vote all 102,779.92 shares that it owns. Mr. Ziskin, as sole trustee of ZAM Profit Sharing Plan, has the ability to direct the vote of these shares.

                  ZAM has the sole power to vote all 421,202 shares that it beneficially owns. Mr. Ziskin, as President and sole shareholder of ZAM has the ability to direct the vote of these shares. As described in Item 6 below, the voting of these shares is subject to an agreement between ZAM and the Issuer.


         (c) Since the most recent amendment to Schedule 13D, Mr. Ziskin has gifted 500 shares of Common stock to the Arizona Zoological Society on April 30, 1999, 4,500 shares to Christian Children's Fund on May 25, 1999, 700 shares to the American Liver Foundation on April 7, 2000, 3,050 shares to Christian Children's Fund on March 10, 2000, and 4,100 shares to Childreach on May 18, 2000. The closing prices of the stock on those dates were $7.25, $7.125, $7.50, $7.4375, and $7.6250, respectively. In addition, Mr. Ziskin sold 8,667 shares to ZAM Profit Sharing Plan on March 11, 2000 at a price of $7.625. A company formerly wholly-owned by Mr. Ziskin, but now liquidated, transferred 600 shares of Common Stock to Mr. Ziskin on March 1, 2000 per a liquidation distribution.

                  Since the most recent amendment to Schedule 13D, TOP Fund has not effected any transactions in the Common Stock.

                  Since the most recent amendment to Schedule 13D, ZAM Profit Sharing Plan has purchased Common Stock on the open market through the Issuer's dividend reinvestment plan and from Barry Ziskin, including the following purchases:

Date                     Number of Shares Purchased       Price Per Share ($)
----                     --------------------------       -------------------
December 30, 1998                 1,470.00                 $7.8600
December 30, 1998                   567.11                 $7.8600
December 31, 1999                    95.16                 $7.7375
December 31, 1999                   154.65                 $7.7375
March 11, 2000                    8,667.00                 $7.6250


                  Since the most recent amendment to Schedule 13D, ZAM has not effected any transactions in the Common Stock.

         (d)      None.

         (e)      Not applicable.

CUSIP No. 988789-10-3                  13D                 Page 6  of  7  Pages

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Under an agreement dated December 29, 1983, between the Issuer and ZAM, ZAM must vote all shares of the Common Stock that it owns directly or indirectly on each matter presented to the shareholders for their vote, in the same proportion for and against such matters as all outstanding shares owned by other shareholders of the Issuer are voted on such matters.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         None.

CUSIP No. 988789-10-3                  13D                 Page 7  of  7  Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth n this statement is true, complete and correct.

/s/ Barry Ziskin
----------------------------------
(date)

October 30, 2000
----------------------------------
Barry Ziskin


TOP FUND MANAGEMENT, INC.


/s/ Barry Ziskin
----------------------------------
BY: Barry Ziskin, President


ZISKIN ASSET MANAGEMENT PROFIT SHARING PLAN


/s/ Barry Ziskin
----------------------------------
BY: Barry Ziskin, President


ZISKIN MANAGEMENT, INC.


/s/ Barry Ziskin
----------------------------------
BY: Barry Ziskin, President